UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2011

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.
No. 124 Caobao Road
Xuhui District, Shanghai 200235
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
This report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on May 19, 2011 (File No. 333-174341).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.
By:	/s/ Huiping Yan
	Name:	Huiping Yan
	Title:	Chief Financial Officer

Date: June 2, 2011

Exhibit Index
Exhibit 99.1 — Press Release

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